MATERIAL FACT
LATAM AIRLINES GROUP S.A
Issuer of securities registered in the Securities Registry

Santiago, March 4, 2026

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Summons to Ordinary Shareholders' Meeting
__________________________

Dear President:

In accordance with the provisions of article 9 and the second paragraph of article 10 of Law No. 18,045, as well as General Rule No. 30 of the Financial Market Commission, the undersigned, duly empowered for this purpose, reports as a Material Fact of LATAM Airlines Group S.A. (the "Company”) the following:

The Company’s Board of Directors, in an extraordinary session held today, agreed to summon an Ordinary Shareholders' Meeting to be held on April 23, 2026, at 11:00 a.m., in order to submit the following matters to a vote:

i) Annual Integrated Report, Balance Sheet and Financial Statements corresponding to Fiscal Year 2025; the situation of the Company; and corresponding report from the External Audit Company;
ii) Distribution of dividends and the dividend policy;
iii) Election of the Board of Directors;
iv) Remuneration of the Board of Directors for Fiscal Year 2026;
v) Remuneration and budget of the Directors’ Committee for Fiscal Year 2026;
vi) Designation of the External Audit Company;
vii) Designation of Risk Rating Agencies;
viii) Newspaper for the publications that the Company must make;
ix) Procedures to be used in the distribution of dividends; and the safeguard measures to prevent their undue collection;
x) Related Party Transactions; and
xi) Other matters of corporate interest that are specific to the Ordinary Shareholders' Meeting.

The Company's Board of Directors has resolved to implement remote means of participation and voting at the Meeting.

The holders of shares registered in the Shareholders Registry at midnight of the fifth business day prior to the day of its celebration, that is, registered at midnight on April 17, 2026, will have the right to participate in the Meeting, and to exercise their right to speak and vote.

The shareholder interested in participating in the Meeting, or their representative, must register, up until 2:00 p.m. on the day before the Meeting, by sending an email to registrojuntas@dcv.cl, expressing their interest in participating in the Meeting, attaching a scanned image of their identity card on both sides or their passport; and, if applicable, the power of attorney and the participation request form for the Meeting. The Meeting will take place through the Zoom videoconferencing platform and voting verbally by acclamation, or through the electronic voting platform provided by DCV Registries S.A. which will be entered through the EVoting platform. The rest of the required documentation and more detailed information regarding how to register, participate and vote remotely in the Meeting and other aspects that are appropriate for this purpose, will be available and will be communicated in a timely manner through instructions that will be uploaded to the Company's IR website ir.latam.com.

The summons announcements will be published in the “Diario La Tercera”, of Santiago, on April 9, 15 and 20, 2026.

Shareholders may obtain a copy of the documents related to the matters of the Shareholders’ Meeting, as of April 9, 2026, on the Company's IR website, ir.latam.com. In addition, any shareholder who wishes to obtain a copy of said documents may contact, also as of April 9, 2026, the Company's Investor Relations department at the email address InvestorRelations@latam.com or by calling (56-2) 2565-3844, for this purpose. Among such documents, information will be available on the alternatives for external audit companies that will be proposed to the Shareholder´s Meeting for Fiscal Year 2026 and their respective foundations.

Yours sincerely,

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.

c.c.:
Stock Exchange - Santiago
Chilean Electronic Stock Exchange - Santiago